UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No	☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date:     September 30, 2011

September 30, 2011

Sumitomo Mitsui Financial Group, Inc.

(Code: 8316)

Sumitomo Mitsui Banking Corporation

Promise Co, Ltd.

(Code: 8574)

Notice Regarding Conclusion of Basic Agreement for Making Promise a Wholly-

owned Subsidiary of Sumitomo Mitsui Financial Group

Sumitomo Mitsui Financial Group, Inc. (“SMFG”, President: Koichi Miyata), its wholly-owned subsidiary Sumitomo Mitsui Banking Corporation (“SMBC”, President: Takeshi Kunibe) and Promise Co., Ltd. (“Promise”, President and Representative Director: Ken Kubo) hereby announce that at their respective meetings of the Board of Directors held today, each company resolved the basic policy for making Promise a wholly-owned subsidiary of SMFG (the “Making Promise Wholly-owned Subsidiary”), subject to, among others, the approval of the relevant regulatory authorities, and entered into a basic agreement for implementation of specific transactions, as follows:

For Making Promise Wholly-owned Subsidiary, today, SMBC, at its meeting of the Board of Directors, resolved that SMBC will commence the tender offer for shares and other equity securities of Promise (the “Tender Offer”), and Promise, at its meeting of the Board of Directors, resolved to express its opinion in favor of the Tender Offer. Furthermore, Promise, at its meeting of the Board of Directors held on the same day, resolved capital increase through the third-party allotment of shares to be allocated to SMFG or SMBC (the “Third-Party Allotment”), and SMFG and SMBC, at their respective meetings of the Board of Directors held on the same day, respectively resolved that SMFG or SMBC will subscribe the shares issued by Promise through the Third-Party Allotment.

If SMBC does not acquire all issued shares of Promise (excluding treasury shares owned by Promise) through the Tender Offer, Promise, SMFG and SMBC intend in principle that, subject to the approval of the relevant regulatory authorities, SMFG will make Promise a wholly-owned subsidiary through the share exchange upon which Promise will become a wholly-owned subsidiary of SMFG (the “Share Exchange”) after the Tender Offer. These series of transactions, including making Promise a wholly-owned subsidiary of SMFG through the Tender Offer and the procedures for the Making Promise Wholly-owned Subsidiary as well as the Third-Party Allotment shall be collectively referred to as the “Transactions” hereinafter.

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1.	Concept and Purpose of the Basic Agreement

SMFG group considers Promise group as one of its core entity in its consumer finance business from the following reasons: (i) although the consumer finance business faces a severe business environment, due to the strengthening of interest rate ceiling regulation and the market scale reduction associated with implementation of restriction on total volume for money lending, while the number of interest refund claims hovering at a high level, the business still remains a relatively high margin and continuously and steadily profitable business, therefore, SMFG intends to, in the medium to long term, emphasize the consumer finance business as a part of its retail business line-up that support individual consumption, (ii) Promise will contribute the enhancement of client base of SMFG group as the banks and consumer finance companies are in supplemental relationship due mainly to different characteristics of customers, and (iii) credit screening and other knowhow of Promise is strategically inevitable for the consumer finance business of SMFG group.

Currently the management environment surrounding Promise remains severe, as stated above, and Promise has proactively promoted business structure reform in order to establish a solid foundation with an aim of becoming the “No.1 consumer finance company both in terms of quality and quantity.” Specifically, Promise has implemented various measures: (i) streamlined its business operation through the total elimination of its staffed branches and substantial personnel downsizing, (ii) transformed its operational framework effectively while providing sophisticated services to its customers, including by integration with Sanyo Shinpan Finance Co., Ltd. and At-Loan Co., Ltd., and (iii) enlarged its operation through installation of its loan agreement machine and ATMs for SMBC in the branches of Promise, making loan agreement machine in SMBC’s branches available for Promise, and commencing guarantee services to a part of the card-type loans made by ORIX Credit Corporation.

Against backdrop, based on the recognition that (i) in order to reinforce the consumer finance business of the SMFG group and to enhance earnings generation capacity promptly, it is necessary to build up an infrastructure accommodating group-wide prompt and flexible decision making by further strengthen the cooperation between Promise and SMFG group companies, and (ii) in order to effectively achieve the expansion of the consumer finance business centering on Promise, it is necessary to strengthen financial base of Promise: SMFG and SMBC came to judge it best that, as stated below, SMFG ultimately makes Promise its wholly-owned subsidiary through and after the Tender Offer to be conducted by SMBC, and simultaneously strengthen the financial base of Promise promptly through subscription of the Third-Party Allotment by SMFG or SMBC.

Promise also is of the opinion that becoming a wholly-owned subsidiary of SMFG, which focuses on the consumer finance business as a part of its retail business line-up and place the Promise group as one of the core players of the consumer finance business, will enable Promise to implement various measures such as (i) the strengthening of the ability to develop operations by proactive utilization of the SMBC’s brand and channels, (ii) the strengthening of overseas business by utilizing SMFG group’s global management resources, and (iii) the reallocation to sales promotion and so forth of the management resources required for procurement of funds or head office functions, and therefore bring huge advantages. From this point of view, Promise convinces that strengthening alliances with SMFG group companies and promptly strengthening its business and financial base through becoming a wholly-owned subsidiary of SMFG will (i) contribute to the establishment of a competitive advantage in the industry and further the enhancement of its enterprise value, and (ii) result in the enhancement of its profit-earning capacity in the aspect that more efficient and flexible business management will be possible by further utilizing the management resources of the SMFG group.

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In addition, as it was concluded that the tender offer price and other terms and conditions of the Tender Offer are appropriate for the shareholders of Promise, and that the Tender Offer will provide a reasonable opportunity for the shareholders of Promise other than the SMFG Group, to sell their shares, Promise, at the meeting of the Board of Directors held today, resolved (i) to express an opinion in favor of the Tender Offer, and (ii) to recommend that the shareholders of Promise tender their shares in the Tender Offer. In addition, Promise resolved, at the same meeting, to leave the decision whether to tender in the Tender Offer with respect to the first series of stock acquisition rights for the stock compensation-type stock options, the second series of stock acquisition rights for the stock compensation-type stock options and the third series of stock acquisition rights for the stock compensation-type stock options (the stock acquisition rights from the first series to third series shall be collectively referred to as the “Stock Acquisition Rights” hereinafter) as well as the euro yen callable bonds with stock acquisition rights due 2015 (the “Bonds with Stock Acquisition Rights”), up to the judgment of the holders of the Stock Acquisition Rights and the holders of the Bonds with Stock Acquisition Rights.

After SMFG makes Promise a wholly-owned subsidiary, through further promotion of the cooperation with SMFG group companies and utilizing SMBC’s brand and channels proactively, and also by maximally utilizing the financial base strengthened by the Third-Party Allotment to SMFG or SMBC, SMFG and Promise plan to enlarge the Promise’s operations further and to strengthen the position of the SMFG group in the consumer finance business on a group-wide basis.

2. Process toward Making Promise a Wholly-owned Subsidiary of SMFG

(1)	Tender Offer by SMBC

For making Promise a wholly-owned subsidiary, SMBC, which is a wholly-owned subsidiary of SMFG and holds 27,926,750 shares of common stock of Promise as of today(ratio to the total number of issued shares of Promise as of June 30, 2011 (134,866,665 shares): 20.71% (rounded off to two decimal places)), will implement the Tender Offer targeting the issued and outstanding shares of Promise (including shares of common stock of Promise that may be issued or transferred as a result of exercising the Stock Acquisition Rights and the stock acquisition rights attached to the Bonds with Stock Acquisition Rights; the same shall apply hereafter (the “Shares of Promise”), the Stock Acquisition Rights and the Bonds with Stock Acquisition Rights. The Tender Offer is scheduled to commence on October 18, 2011, and the Tender Offer Price for shares of common stock of Promise is scheduled to be JPY780 per share, the Tender Offer Price for the Stock Acquisition Rights is scheduled to be JPY1 per Stock Acquisition Right and the Tender Offer Price for the Bonds with Stock Acquisition Rights is scheduled to be JPY2,765,880 per par value of JPY10 million of the Bonds with Stock Acquisition Right (the price is an amount obtained by dividing the par value (JPY10,000,000) of the Bonds with Stock Acquisition Rights by the conversion price in effect as of the commencement date of the Tender Offer (JPY2,820)) (any fractions less than one share shall be rounded down), and multiplying such amount by the Tender Offer Price of JPY780). For details, please refer to the release, “Notice Regarding Commencement of the Tender Offer for Shares of Promise by Sumitomo Mitsui Banking Corporation and Subscription by Sumitomo Mitsui Financial Group or Sumitomo Mitsui Banking Corporation for New Shares Issued by Promise by Way of Third-Party Allotment” that was issued today by SMFG and SMBC.

As described above, Promise, at the meeting of the Board of Directors held today, resolved (i) to express an opinion in favor of the Tender Offer, and (ii) to recommend that the shareholders of Promise tender their shares in the Tender Offer. In addition, Promise, resolved, at the same meeting, to leave the decision whether to tender in the Tender Offer with respect to the Stock Acquisition Rights and the Bonds with Stock Acquisition Rights, to the judgment of the holders of the Stock Acquisition Rights and the holders of the Bonds with Stock Acquisition Rights. For details, please refer to the release, “Announcement of the Expression of Opinion in Favor of the Tender Offer by Sumitomo Mitsui Banking Corporation for Shares of the Company” that was issued today by Promise.

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(2)	Share Exchange between Promise and SMFG

If SMBC does not acquire all issued shares of Promise (excluding treasury shares owned by Promise), through the Tender Offer, SMFG, SMBC and Promise intend in principle that, subject to the approval of the relevant regulatory authorities, SMFG will make Promise a wholly-owned subsidiary through the share exchange upon which Promise will become a wholly-owned subsidiary of SMFG.

From the viewpoint of ensuring that the Share Exchange reflect the intention of the shareholders of the Target appropriately and that the Share Exchange be implemented with the support of the shareholders of the Target, it is agreed among SMFG, SMBC and Promise that: (i) if the ratio of the total number of shares tendered in the Tender Offer to the number obtained by subtracting the number of shares of Promise held by SMBC as of the commencement date of the Tender Offer from the total number of issued shares of Promise (excluding the number of treasury shares held by Promise and not including the number of shares to be issued under the Third-Party Allotment) (the “Number of Shares Held by Minority Shareholders”) becomes more than 50% (the “Minority Shareholder Tender Ratio”) (in this case, the ratio of voting rights to be held by SMBC after the Tender Offer to the number of voting rights of all shareholders as of March 31, 2011, which is 2,535,922, as stated in the Quarterly Report for the First Quarter of the 51st Fiscal Year filed by Promise on August 12, 2011, will be more than 61.02% (rounded to the nearest hundredth)), the Share Exchange shall be implemented on the understanding that the Making Promise Wholly-owned Subsidiary has obtained sufficient support from the shareholders of the Target; however, (ii) if the Minority Shareholder Tender Ratio becomes 50% or less, the Share Exchange shall be implemented only in the case where SMFG, SMBC and Promise confirm that the ratio of (a) the total number of shares of Promise tendered in the Tender Offer plus the number of shares of Promise held by shareholders of Promise (excluding SMBC) who expressed their support for the Share Exchange upon the solicitation of the Tender Offer or after the Tender Offer to (b) the number obtained by subtracting the number of shares held by shareholders to which direct solicitation may not be made in the Tender Offer for reasons such as their whereabouts were unknown from the Number of Shares Held by Minority Shareholders becomes more than 50%, and if such confirmation is not made, the implementation of the Share Exchange shall be postponed or the details of the Share Exchange shall be changed. In any of the above cases, implementation of the Share Exchange is subject to receiving from the third party committee of Promise an opinion to the effect that the implementation and method of the Share Exchange will not be detrimental to the interests of minority shareholders.

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It is anticipated that, in the event the Share Exchange is implemented, the shares of SMFG’s common stock will be allocated and delivered in consideration for Shares of Promise held by Promise’s shareholders, and every shareholder of Promise, to whom not less than one share of SMFG’s common stock is allocated, will become a shareholder of SMFG. The share exchange ratio applicable to the Share Exchange, where it is implemented, will be determined after the completion of the Tender Offer, through consultations between SMFG and Promise, giving full consideration to the interest of shareholders of the respective companies; however, when determining the consideration to be received by Promise’s shareholders upon the Share Exchange (i.e., SMFG’s shares; provided, however, that, if fractional number of share less than one (1) share are allocated, the proceeds for sale of such fractions shall be delivered), Shares of Promise are expected to be valued based on a price equivalent to the Tender Offer Price. The Share Exchange is planned to be implemented, aiming the effective date to be in or around April 2012. Also, SMFG plans to deliver the shares of SMFG’s common stock to be delivered in consideration for the Share Exchange, upon acquiring such shares through market purchases, etc., before the Share Exchange. The Share Exchange is planned to be implemented in the form of a summary share exchange (kanni kabushiki kokan) prescribed in the main text of Article 796, Paragraph 3 of the Companies Act, without obtaining the approval at a general meeting of shareholders of SMFG. Further, the Share Exchange may be implemented in the form of a short form share exchange (ryakushiki kabushiki kokan) prescribed in the provisions of Article 784, Paragraph 1 of the Companies Act, without obtaining the approval at a general meeting of shareholders of Promise.

The implementation and method of the Share Exchange are scheduled to be decided by around February 2012, and the specific procedures and timing for the implementation of the Share Exchange will be promptly announced as soon as they are decided upon consultation among SMFG, SMBC and Promise.

3. Promise’s Additional Provision of Interest Repayments-Related Allowance and Third-Party Allotment to SMFG or SMBC

In the consumer finance industry, companies in the industry are facing a severe business environment due to the strengthening of interest rate ceiling regulation and the market scale reduction associated with implementation of restriction on total volume for money lending, while the number of interest refund claims hovering at a high level, and have been forced to experience a decrease in their consumer loans outstanding. In such a challenging business environment, Promise has been making efforts to improve its management base by carrying out a cost structure reform and the streamlining of group management resources, through selection and concentration thereof, based on the Business Structural Reform Plan that Promise announced in January 2010.

However, as stated in the “Announcement of Revision of Earnings Forecast and Dividends Forecast” released today, Promise was required to record the interest repayments-related allowance (including the allowance for losses on interest repayments and the allowance for credit losses which is to be applied to the principal related to the interest repayments) in the amount of approximately JPY390 billion at the end of the second quarter of the fiscal year ending March 31, 2012. Therefore, Promise will implement an additional provision of the interest repayments-related allowance; in connection therewith Promise will post a net loss of JPY203.4 billion in the second quarter cumulative period of the fiscal year ending March, 2012, which will result in a large equity capital impairment. In such circumstances, Promise has decided that it is essential to promptly improve its impaired financial base by sufficiently preparing for the issue of claims for interest repayments, which is a significant constraint on Promise’s financial base, and to enable the promotion of aggressive policies toward future growth strategies, and therefore has come to the decision to implement the Third-Party Allotment.

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The amount planned to be procured through the Third-Party Allotment is approximately JPY120 billion. Promise has come to the decision that as a method to procure such a large amount of required funds in a prompt and reliable manner and strengthen the financial base, the Third-Party Allotment allocated to the SMFG group, which intends to, in the medium to long term, emphasize the consumer finance business as a part of its retail business line-up supporting individual consumption and has already placed Promise group as one of the core players of the consumer finance business, is a reasonable option in terms of management and is the most effective measure. Promise has decided that the Third-Party Allotment will (i) enable the SMFG group to further strengthen and nurture the consumer finance business, which is one of the core businesses in the retail business, in terms of cross-selling to individuals and (ii) contribute to the enhancement of the enterprise value of Promise that aims to “realize the No. 1 consumer finance company both in quality and quantity.”

Upon the above judgment, Promise, at the meeting of its Board of Directors held today, resolved the Third-Party Allotment to be allocated to SMFG or SMBC, setting the payment date as December 26, 2011, the amount to be paid per share as JPY531 and the total amount to be paid as JPY119,999,999,700, and SMFG and SMBC, at their respective meetings of the Board of Directors held today, respectively resolved that SMFG or SMBC will fully subscribe the shares issued by Promise through the Third-Party Allotment in the total amount to be paid as JPY119,999,999,700. The allotted party of the Third-Party Allotment will be determined, around early December, to be SMFG if Making Promise Wholly-owned Subsidiary is expected to be implemented, or SMBC, if it is not expected to be implemented, based on the result of the Tender Offer and considering whether or not the Making Promise Wholly-owned Subsidiary will be implemented. In accordance with such resolution, SMFG and Promise have entered into a share subscription agreement dated today with respect to such Third-Party Allotment.

Further, the Third-Party Allotment shall be performed for the purpose of strengthening Promise’s financial base and is scheduled to be implemented regardless of the result of the Tender Offer (provided, however, that the certain conditions for subscription have been agreed, including no change to or no retraction of the resolution by the meeting of the Board of Directors with respect to the expression of their opinion in favor of the Tender Offer by the Board of Directors of Promise and to recommend that the shareholders of Promise tender their shares in the Tender Offer.)

Please refer for more details the press release by Promise dated today, entitled “Announcement of the Issuance of New Shares by Third-Party Allotment” and the press release by SMFG and SMBC dated today, entitled “Notice Regarding Commencement of Tender Offer for Shares of Promise by Sumitomo Mitsui Banking Corporation and Subscription by Sumitomo Mitsui Financial Group or Sumitomo Mitsui Banking Corporation for New Shares Issued by Promise by Way of Third-Party Allotment”

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4. Direction of Enhancement of Business Alliances after Making Promise Wholly-owned Subsidiary

SMFG, SMBC and Promise entered into a basic agreement dated September 30, 2011 regarding strengthening of business alliances after SMFG makes Promise a wholly-owned subsidiary of SMFG. Specifically, under the common understanding that mutual business collaboration should be further strengthened, SMFG, SMBC and Promise agree to promptly establish a business alliance committee, and to the extent permitted by laws and regulations, to specifically consider the following matters, and strengthen mutual collaboration.

(1)	Further promotion of co-utilization of sales channel between Promise and SMBC

(2)	Enhancement of sales promotion at Promise through utilization of SMBC brand

(3)	Development of Promise’s retail business in Asia through collaboration with SMBC

(4)	Pursuit of efficiency through consolidation of servicer and middle back functions* within the group

(5)	Fortification of sharing various information including credit screening knowhow among SMFG group companies

*	Middle back functions mean back-office or support services including office work.

5. Future Prospects

There is no revision of the earnings forecast for SMFG for the fiscal year ending March 2012 associated with the Transactions. With respect to the earnings forecast for Promise for the fiscal year ending March 2012, please refer to the press release by Promise dated today, entitled “Announcement of Revision of Earnings Forecast and Dividends Forecast.”

[Reference] Other releases issued today in connection with the Transaction:

(1)

SMFG and SMBC: “Notice Regarding Commencement of Tender Offer for Shares of Promise by Sumitomo Mitsui Banking Corporation and Subscription by Sumitomo Mitsui Financial Group or Sumitomo Mitsui Banking Corporation for New Shares Issued by Promise by Way of Third-Party Allotment”

(2)	Promise: “Announcement of the Expression of Opinion in Favor of the Tender Offer by Sumitomo Mitsui Banking Corporation for Shares of the Company”

(3)	Promise: “Announcement of Revision of Earnings Forecast and Dividends Forecast”

(4)	Promise: “Announcement of Issuance of New Shares by Third Party Allotment”

End

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Precaution Statement

*

This press release contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of SMFG or Promise and their respective management with respect to the future financial condition and results of operations of SMFG or Promise. In many cases but not all, these statements contain words such as “anticipate”, “estimate”, “expect”, “intend”, “may”, “plan”, “probability”, “risk”, “project”, “should”, “seek”, “target” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include the fragility of any economic recovery, both globally and in Japan; ability to successfully implement its business and capital strategy; the success of our business alliances including those in the consumer finance industry; exposure to new risks as we expand the scope of our business; significant credit-related costs; declines in the value of securities portfolio. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. SMFG and Promise undertake no obligation to update or revise any forward-looking statements. Please refer to our most recent disclosure press releases such as annual report or the registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission filed by SMFG, as well as press release for a more detailed description of the risks and uncertainties that may affect financial conditions, operating results, and investors’ decisions of or on SMFG and Promise.

*

The transactions are made for the securities of Promise by SMBC, both of which are Japanese companies. It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Tender Offer, since SMBC and Promise are located in Japan and all of their officers and directors are residents of Japan. You may not be able to sue SMBC and Promise or their officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel SMBC and Promise and their affiliates to subject themselves to a U.S. court’s judgment.

*

The Tender Offer is to be conducted in accordance with the procedures and information disclosure standards prescribed in the Financial Instruments and Exchange Act of Japan. However, these procedures and standards are not necessarily the same as the corresponding procedures and standards in the United States. In particular, Section 13(e) or Section 14(d) of the U.S. Securities Exchange Act of 1934, as amended, and the rules prescribed thereunder do not apply to the Tender Offer, and the Tender Offer does not conform to those procedures and standards.

*

The financial advisors to SMBC and Promise, the Tender Offer agent and SMBC (including their respective affiliates), in the ordinary course of their secondary trading businesses, may engage during the Tender Offer Period in the purchase and sale of shares or stock acquisitions rights of Promise for their own account or for their customers’ accounts to the extent permitted under Japanese and U.S. securities laws and regulations.

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*

Please note that a person receiving information contained in this press release may be prohibited from purchasing the share certificates and other securities of Promise until twelve (12) hours have elapsed after the announcement of the press release by SMFG and SMBC regarding the Tender Offer (the announcement of this press release shall be deemed to be made at the time when this press release is disclosed through the service for inspection of disclosed information managed by Tokyo Stock Exchange during the afternoon of September 30, 2011) as a primary recipient of information under the insider trading regulations pursuant to the provisions of Paragraph 3 of Article 167 of the Financial Instruments and Exchange Act and Article 30 of the Financial Instruments and Exchange Act Enforcement Order. Should a person be subject to criminal, civil or administrative liability as a result of such purchase mentioned above, neither SMFG, SMBC nor Promise shall assume any responsibility therefor.

*

This press release shall neither be, nor constitute a part of, an offer to sell or a solicitation thereof or a solicitation of an offer to purchase, any securities. Moreover, neither this press release (or any part thereof) nor the distribution thereof shall not be interpreted to be the basis of any agreement in relation to the Tender Offer, nor otherwise be relied on at the time any such agreement is concluded.

*

This press release is not a part of the offer for invest in any securities. This press release is for public announcement of the matters in relation to the conclusion of the basic agreement for making Promise a wholly-owned subsidiary of SMFG, and it has not been prepared for the purpose of soliciting investment domestic or overseas.

*

Since there may be some nations or regions that legally restrict or limit the announcement, issuance or distribution of this press release, you are requested to take note of those restrictions or limitations and comply with any and all laws and regulations of such nations or regions. In nations or regions where the implementation of the Tender Offer is illegal, neither your receipt of this press release nor its translation shall be deemed as a solicitation of an offer to sell or an offer to purchase, the shares in connection with the Tender Offer, but shall be deemed as receipt of information distributed for reference purposes.

*

All the procedures for the Transaction will be conducted in Japanese, unless provided for otherwise. All or part of the documents for the Transaction will be prepared in English; provided, however, that, if any discrepancy arises between English documents and Japanese documents, Japanese documents shall prevail.

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